Exhibit 12

Montpelier Re Holdings Ltd.

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years ended December 31,
	2008	2007	2006	2005	2004

Income (loss) before minority interest expense and income taxes	$(142.5)	$347.8	$342.3	$(752.9)	$240.4

Fixed Charges:
Assumed interest component of rent expense (1/3 rent/lease)	$1.3	$0.9	$0.7	$0.3	$0.3
Interest on $250m 6.125% Senior Notes	$15.3	$15.3	$15.3	$15.3	$15.3
Interest on $100m 8.55% Junior Notes	$8.7	$8.7	$8.6	$—	$—
Interest on $75m Blue Ocean Debt	$0.2	$5.6	$0.5	$—	$—
Preferred share dividends - Blue Ocean	$0.6	$7.0	$10.8	$—	$—
Total fixed charges	$26.1	$37.5	$35.9	$15.6	$15.6

Fixed charges coverage (deficiency)	$(116.4)	$385.3	$378.2	$(737.3)	$256.0

RATIO OF EARNINGS TO FIXED CHARGES	—	10.3	10.5	—	16.4

Earnings to fixed charges deficiency	$(116.4)	$—	$—	$(737.3)	$—